Exhibit 99.1

GeothermEx Report Supports Increased Mega-Watt Capacity

for the Initial Blue Mountain Geothermal Power Plant

VANCOUVER, B.C. (April 24, 2008) -- Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that an updated Status Report of Resource Development at the Blue Mountain Geothermal Project, Humboldt, County Nevada dated April 21, 2008 has been released by GeothermEx, Inc.   The report gives a new estimate of the MW capacity of the resource, results of production well testing, and the review of the proposed injection strategy for the project.

The MW capacity of the Blue Mountain resource is now estimated to have a minimum value of 40 MW net (90% probability) and a most-likely value of 57 MW net.  The analysis indicates sufficient heat in place to support NGP’s larger development of the 49.5 MW gross (38.8 MW net) geothermal power plant.

“Resource drilling at Blue Mountain has indicated a larger and more prolific resource than originally anticipated. Consequently, the Blue Mountain project has been increased in size from 37.5 MW (gross) to 49.5 MW (gross). The larger plant will result in increased revenues to NGP.

The GeothermEx report provides documentation about the Blue Mountain geothermal resource in support of the construction financing for the project. The Morgan Stanley/Glitnir project financing, expected to close shortly, has been increased from US$100 million to US$140 million.  Consequently, NGP is required to contribute additional equity funds in order to maintain its portion of contributed equity and to cover contingencies,” stated Brian Fairbank, President & CEO of Nevada Geothermal Power Inc.

Highlights from the GeothermEx, Inc. report:

•

As of the end for March 2008, NGP’s drilling at Blue Mountain has included 14 temperature-gradient wells, two deep slim holes, and five full-diameter wells (production test wells). Three of the full-diameter wells have demonstrated high productivity in well tests.

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The three successful production wells at Blue Mountain have each been flow-tested for periods of two to three days. The tests have been sufficient to demonstrate the prolific nature of these wells.  The three successful production wells are expected to yield net power output of 7 MW net apiece, with a combined initial output of 22.2 MW net.

•

NGP has identified several potential locations for injection to the west and north of the production wells drilled to date.  The first of these injection wells (58-15) is currently being drilled.

Well 44-14 appears to be non-productive.  Further testing is planned to assess whether the well would benefit from an acid stimulation.

NGP plans to drill three additional production wells, four injectors and possibly do work-overs of Wells 38-14 and 44-14.  The first injector Well 58-15, currently underway, is located approximately 3,500 feet west of the production field. Other potential injector locations have been identified to the west and north of the production wells. The results of the injector wells will help define the size of thermal anomaly at Blue Mountain.

The full report has been posted on Sedar at www.sedar.com and

NGP’s website: http://www.nevadageothermal.com/i/pdf/GeothermExBlueMtResourceReport_21Apr08_rev2.pdf

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Managing Partners

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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